UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 31, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

CardioNet, Inc.

File No. 333-151829 - CF#22352

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CardioNet, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form S-1 filed on June 23, 2008, as amended.

Based on representations by CardioNet, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.28   through August 17, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Perry J. Hindin
Special Counsel